Paris, June 1st 2006

GENERAL MEETING OF SHAREHOLDERS

The Combined General Meeting of Shareholders of sanofi-aventis was held May 31, 2006.

The Meeting approved the financial statements for 2005.

The Meeting resolved to pay a net dividend of 1.52 euros per share, an increase of 26.7% relative to the previous year. The dividend will be paid June 7, 2006.

The Meeting reappointed Ernst & Young Audit as Statutory Auditor for a period of six years ending at the end of the General Meeting called to approve the financial statements for the year ending December 31, 2011. Auditex was appointed Deputy Statutory Auditor to Ernst & Young Audit for the same period.

The Meeting approved the merger of Rhône Cooper into sanofi-aventis and therefore resolved to increase the capital as consideration for the merger by the issuance of 118,650 new shares with a par value of 2 euros. Following this transaction, the share capital of sanofi-aventis is 2,708,714,150 euros divided into 1,354,357,075 shares with a par value of 2 euros.

The Meeting reappointed Lord Douro as Director and appointed Gérard Le Fur, Senior Executive Vice President, as Director for four years, in other words until the General Meeting called to approve the financial statements for the year ending December 31, 2009.

At the General Meeting, Chairman Jean-François Dehecq indicated that he would propose to the Board of Directors that the office of Chairman of the Board of Directors and the office of Chief Executive Officer be separated, as provided for in the Bylaws of sanofi-aventis, and that this would take effect from January 1, 2007.

He also indicated that he would propose to the Board of Directors that Gérard Le Fur be appointed as Chief Executive Officer.

The Meeting also resolved to set an age limit of 70 for the Chairman of the Board of Directors.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 212 551 40 18
E-mail IR@sanofi-aventis.com

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors “ and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 212 551 40 18
E-mail IR@sanofi-aventis.com